Exhibit 4.5

Second Amendment to ENDRA Life Sciences Inc. 2016 Omnibus Incentive Plan

This Second Amendment, dated December 9, 2025 (the “Amendment”), to the 2016 Omnibus Incentive Plan, as amended (the “Existing Plan”; as amended hereby, the “Plan”), of ENDRA Life Sciences Inc., a Delaware corporation (the “Company”), is made and adopted by the Company, subject to approval of the stockholders of the Company (the “Stockholders”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Plan.

Statement of Purpose

The Existing Plan was originally approved by the Company’s Board of Directors (the “Board”) and the Stockholders in 2018. The Board may amend the Existing Plan at any time, pursuant to and subject to Section 5.2 of the Existing Plan, contingent on approval by the Stockholders if the Stockholders’ approval is required by applicable securities exchange rules or applicable law. The Board has determined that it is advisable and in the best interest of the Company to amend the Existing Plan to provide for an annual increase in the number of Shares authorized for issuance under the Plan.

NOW, THEREFORE, the Existing Plan is hereby amended as follows, subject to approval by the Stockholders:

1. Amendment to Section 4.1 of Existing Plan. Section 4.1 of the Existing Plan is hereby deleted in its entirety and replaced with the following:

“4.1. Authorized Number of Shares

Subject to adjustment under Section 15, the aggregate number of Shares that may be issued pursuant to the Plan following Stockholder approval of the Plan shall equal 3,379,474; provided, however, that on each January 1 beginning in 2019, the number of Shares authorized to be issued under the Plan shall be increased by an amount equal to the lesser of (i) the number of Shares necessary such that the aggregate number of Shares available to be issued under the Plan equals 25% of the number of fully diluted outstanding Shares on the increase date (assuming the conversion of all outstanding shares of preferred stock and other outstanding convertible securities and exercise of all outstanding options and warrants to purchase Shares) and (ii) if the Board takes action to set a lower amount, the amount determined by the Board. Shares issued under the Plan may consist in whole or in part of authorized but unissued Shares, treasury Shares, or Shares purchased on the open market or otherwise.

Notwithstanding the foregoing, the maximum number of Shares available for issuance under Incentive Stock Options under the Plan shall be 3,379,474.”

2. Reference to and Effect on the Plan. The Plan, as amended hereby, and all other documents, instruments, and agreements executed and/or delivered in connection therewith, shall remain in full force and effect, and are hereby ratified and confirmed.